File No. 70-9***
             (Conemaugh Acquisition Application)

             SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC  20549

                          FORM U-1

                  APPLICATION / DECLARATION

                            UNDER

       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               ______________________________

                   Allegheny Energy, Inc.
                    10435 Downsville Pike
                    Hagerstown, MD  21740

            Allegheny Energy Supply Company, LLC
                   R.R. 12, P.O. Box 1000
                     Roseytown, PA 15601
                _____________________________

                   Allegheny Energy, Inc.
                    10435 Downsville Pike
                    Hagerstown, MD  21740

 The Commission is requested to send copies of all notices, orders and communications in connection with this Application /
                       Declaration to:

                  Thomas K. Henderson, Esq.
             Vice President and General Counsel
                   Allegheny Energy, Inc.
                    10435 Downsville Pike
                    Hagerstown, MD 21740

                   Patricia J. Clark, Esq.
                   Deputy General Counsel
            Allegheny Energy Supply Company, LLC
                   R.R. 12, P.O. Box 1000
                     Roseytown, PA 15601

                    Anthony Wilson, Esq.
                       Senior Attorney
            Allegheny Energy Service Corporation
                    10435 Downsville Pike
                    Hagerstown, MD  21740

                    TABLE OF CONTENTS                        Page


Item 1.  Description of the Proposed Transaction  . . . . .  .  3

Item 2.  Fees, Commissions and Expenses . . . . . . . . . .. .  6

Item 3.  Applicable Statutory Provisions  . . . . . . . . . .   6

Item 4.  Regulatory Approvals . . . . . . . . . . . . . . . .  11

Item 5.  Procedure  . . . . . . . . . . . . . . . . . . . . .  11

Item 6.  Exhibits and Financial Statements  . . . . . . . . .  11

Item 7.  Information as to Environmental Effects  . . . . . .  12

Exhibit H . . . . . . . . . . . . . . . . . . . . . . . . . .  14

Item 1.   Description of Proposed Transactions

          A.   Summary

      Allegheny Energy, Inc. ("Allegheny"), a registered public utility holding company, and Allegheny Energy Supply
Company, LLC  ("Allegheny   Supply"),<F1>   a   non-utility
generating company subsidiary of Allegheny, have filed an application - declaration pursuant to Sections 9(a), 10, and 11(b) of the Act and Rules 53 and 54 under the Act.

     Now come Allegheny and  Allegheny  Supply <F2>  seeking
Securities    and    Exchange   Commission    ("Commission")
authorization to acquire 50% of Potomac Electric Power Company's ("Pepco") total interest of 166 MW ("Pepco's Interest") in the 1,711 MW generating capacity of the Conemaugh Generating Station and the related Auctioned Assets and Assumed Obligations ("Transaction").<F3> The total purchase price is $152.5 million, subject to adjustment for storeroom and coal pile inventories. Each of Allegheny Supply and PPL Global, Inc. will be entitled to one-half of the capacity and energy associated with Pepco's Interest.
The  purchase  price  and any adjustment  are  to  be  split equally  between  Allegheny  Supply  and  PPL  Global,  Inc.
Allegheny  Supply  and  PPL  Global,  Inc.  will  each   pay
approximately $76.25 million for their respective shares of Pepco's Interest or approximately $918 per kW - a price consistent with other recent auctions of utility assets. It is requested that the Commission issue an order authorizing this Transaction on or before September 1, 2000. Closing is scheduled for October 1, 2000.

          B.   Background

            1.   The Transaction

     Allegheny Supply, PPL Global, Inc., and Pepco have entered into an Asset Purchase and Sale Agreement dated May 18, 2000 ("Agreement") under which Allegheny Supply and PPL Global, Inc., a subsidiary of PPL Corp., will jointly purchase Pepco's Interest in the Conemaugh Generating Station ("Conemaugh"). Conemaugh is a 1,711-MW coal-fired generating station located in Indiana County, Pennsylvania. Pepco's Interest is a 9.72% interest as tenants in common of Conemaugh. After the close of the Transaction, the Allegheny system will have a total generating capacity of approximately 10,000 MW. The Transaction will be accounted for as a purchase and be accretive to Allegheny's earnings in the first full year. Allegheny proposes to finance the

<F1>  In File No. 70-9483, Holding Co. Act Release No.  27101
(November 12, 1999), the Commission authorized the formation and financing of Allegheny Supply.
<F2>  Allegheny Supply is a public utility as defined under the
Act.    However, for purposes of state regulation  Allegheny
Supply is not regulated as a public utility. Accordingly, Allegheny Supply's acquisition of utility assets does not fall within Section 9(b) of the Act and therefore approval by the Commission is required.
<F3>  The purchase includes Pepco's 9.72% interest in Conemaugh together with corresponding interests in "Auctioned Assets" and "Assumed Obligations" as defined in sections 2.2 and 2.3 of the Agreement.

purchase through the issuance of to-be-authorized long-term debt with the possible use of short-term debt as a temporary bridge should market conditions warrant it. The acquisition marks Allegheny's entrance into the Pennsylvania-New Jersey-Maryland ("PJM")<F4> market as an owner of generation.<F5> The completion of the Transaction is subject to customary conditions and approvals of various regulatory commissions, including the Federal Energy Regulatory Commission, the
Federal Trade Commission/Department of Justice, and the Securities and Exchange Commission.

           2.  Description of the Parties

     Pepco is an investor-owned utility that provides electric and other utility services to governmental, commercial, and residential customers in the Washington, D.C. metropolitan area and the surrounding Maryland suburbs. Pepco serves approximately 700,000 electricity customers. Pepco, through its family of unregulated subsidiaries, offers natural gas, high-speed Internet access, local and long distance telephone, cable television and energy management services in the Mid-Atlantic region. Pepco is a member of PJM and will continue as a member.

     PPL Global is the international and development affiliate of PPL Corp. PPL Corp., through its subsidiaries and affiliates, delivers electricity and natural gas to more than 1.3 million customers in Pennsylvania; markets wholesale or retail energy in 43 states and Canada; provides energy services for businesses in the Mid-Atlantic and Northeast United States; generates electricity at power plants in Pennsylvania, Maryland and Montana; and, delivers electricity to 1.4 million customers in Britain and to more than 800,000 customers in Chile, Bolivia and El Salvador.

     Allegheny is a diversified energy company, headquartered in Hagerstown, Md. Allegheny, through Allegheny Supply, is a producer and marketer of electricity and other energy products. The Allegheny family includes West Penn Power Company, Monongahela Power Company and The Potomac Edison Company (collectively d/b/a "Allegheny Power"). Allegheny Power delivers electric energy and natural gas to about three million people or 1.4 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia. Allegheny Ventures, Inc., a non-utility subsidiary of Allegheny, actively invests in and develops energy-related and telecommunications projects. Allegheny Supply owns, operates and markets competitive retail and wholesale electric generation. Additionally, Allegheny Supply manages and operates electric generation owned by the regulated utilities d/b/a Allegheny Power that has not yet been deregulated.

     For   the  twelve  months  ended  December  31,   1999,
Allegheny's  revenues  were  approximately  $2.81   billion.
Allegheny  Supply,  which  began  operating  as  a  separate

<F4> "PJM" means the Pennsylvania-New Jersey-Maryland
interconnected power pool operated under the PJM Agreement and any successor thereto including any regional transmission operator, independent system operator, transmission company, or any other independent system administrator that possesses operational or planning control over the Transmission System.
<F5> Currently, Allegheny  companies  are  both  members  and customers of PJM.

company on November 18, 1999,<F6> had revenues of approximately
$141 million or 5.02% of Allegheny's annual revenues.

          C.   Post Transaction Management and Operations


     Allegheny, through Allegheny Supply, continues towards its goal of moving from its current status as a regional provider of utility services to that of becoming a national energy supplier. In 1999, Allegheny added 88 MW of generating capacity in Springdale, Pennsylvania. Allegheny Supply is also planning to construct a 540 MW at Springdale, Pennsylvania. Additionally, Allegheny Supply is in the process of installing 220 MW of natural gas fired combustion turbine generation at various sites throughout Pennsylvania. Allegheny Supply intends to utilize its share of the Conemaugh capacity in its existing portfolio of generation.

      After  closing, Conemaugh will continue to be operated
under    current    agreements   including    an    existing
interconnection agreement by and among the Conemaugh Station Owners and the Conemaugh Switching Station Owners for the
Conemaugh     Station    (dated    November    19,     1999)
("Interconnection    Agreement"); <F7>  Conemaugh  Operating
Agreement (dated December 1, 1967); <F8> and other contracts as set forth in Section 2.2(a)(iv) of the Agreement, subject to
Section  2.4, those contracts, agreements, personal property
leases,   commitments   and  all   other   legally   binding
arrangements, whether oral or written, to which Seller is a party, or by which the Seller or its Auctioned Assets is bound or subject, relating to the ownership, operation and maintenance of the Generating Facility, including those contracts and agreements set forth in Schedule 2.2(a)(iv) of the Agreement (excluding any such contracts, agreements, personal property leases, commitments and other legally binding arrangements to the extent the same relate to any of the assets retained by Pepco) to the extent in full force and effect on the closing date.

          D.   Financing

     Applicants   propose   to   ultimately   finance    the
Transaction  utilizing  Allegheny  Supply's  long-term  debt authority, for which Commission authorization has been requested in File No. 70-9677. <F9> No additional long-term debt financing authorization is requested at this time. However, due to possible movements in interest rates and volatility in the bond market, it may be necessary for
Allegheny   Supply   to  use  temporary   short-term   debt,
including,  but  not limited to, commercial paper  and/or  a

<F6>  See Holding Co. Act Release No. 27101,  the  Commission
authorized the formation and financing of Allegheny Supply.
<F7>  Section  2.2(a)(iv)  of  the  Agreement  provides  that
Auctioned Assets includes the Interconnection Agreement.
<F8>  The Operating Agreement was originally entered into among
Pennsylvania   Electric  Company,  Atlantic  City   Electric
Company, Baltimore Gas and Electric Company, Delmarva  Power
&  Light  Company, Metropolitan Edison Company, Pennsylvania
Power   &  Light  Company,  Philadelphia  Electric  Company,
Potomac Electric Power Company, Public Service Electric and Gas Company and UGI Corporation, with respect to the ownership and operation of Conemaugh Station, as amended from time to time.
<F9> See File No. 70-9677, Application for General Financing
Authorization (filed March 21, 2000).

bank credit facility as a bridge to the permanent financing of the Transaction. Accordingly, Allegheny Supply requests authorization to issue temporary short-term debt, in an amount not to exceed $80 million. This request is in addition to short-term debt authorized for Allegheny Supply by this Commission in Holding Co. Act Release No. 27101, wherein the Commission authorized the formation and financing of Allegheny Supply, or as subsequently amended in File No. 70-9677.

Item No. 2.    Fees, Commissions and Expenses

     The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with this Transaction are ______________ (to be filed by amendment).

Item No. 3.    Applicable Statutory Provisions

      The following sections of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed Transaction: Sections 9(a), 10, and 11(b) of the Act and Rules 53, and 54. To the extent that other sections of the Act or the Commission's rules thereunder are deemed applicable to the Transaction, such sections and rules should be considered to be set forth in this Item 3.

     A.   Legal Analysis

               1.   Section 10(c)

     Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

     1. an acquisition of securities or utility assets, or of
        any other interest,   which is unlawful under the provisions
        of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

     2. the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system . . .

Sections 8 and 11 apply to registered holding companies and are therefore applicable to Allegheny, since it is a registered holding company.

     Section 11(a) of the Act requires the Commission to examine the corporate structure of registered holding companies to ensure that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed. As described above, the Transaction will not result in unnecessary complexities or unfair voting powers. In this Transaction there would be no change to the current corporate structure.

          2.  Section 10(b)(2)

               i.     Fairness of Consolidated Corporate Structure

     Section 10(b)(2) requires the Commission not to approve an acquisition if the Commission finds that the consideration is "not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired ." As earlier stated, the total purchase price is $152.5 million, subject to adjustment for storeroom and coal pile inventories. Allegheny Supply's share of the purchase price is approximately $76.25 million for Pepco's Interest or approximately $918 per kW - a price consistent with other recent auctions of utility assets. The purchase price is the resulting of a bidding and negotiation process.

     In the Commission's recent American Electric Power, Inc. - Central South West Corporation Merger Order,<F10> the Commission, among other things, held that a purchase price is not unfair or unreasonable within the meaning of section 10(b)(2) if the price is the result of arm's-length negotiations. The decision is equally applicable here. Specifically, the bid was preceded by due diligence, analysis and evaluation of the assets, liabilities and business prospects of the acquisition. For these reasons the Commission should find that the purchase price is not unfair or unreasonable within the meaning of section 10(b)(2).

               ii.    Electric System - Section 2(a)(29)(A)

     For the reasons set forth below, the Transaction will not be detrimental to the carrying out of the provisions of
Section 11. As applied to electric utility companies, the term "integrated public utility system" is defined in
Section 2(a)(29)(A) of the Act as:

          ". A system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility
          companies,   are   physically  interconnected   or
          capable  of  physical  interconnection  and  which
          under   normal   conditions  may  be  economically
          operated   as   a   single   interconnected    and
          coordinated system confined in its operation to a single area or region, in one or more states, not so  large  as to impair (considering the state  of
          the  art  and  the  area or region  affected)  the
          advantages  of  localized  management,   efficient
          operation, and the effectiveness of regulation..."<F11>

The Transaction satisfies the requirements of Section 2(a)(29)(A) of the Act. First, Allegheny Supply will be interconnected with Conemaugh via the Interconnection Agreement and by use of PJM general transmission service agreements.<F12> Second, Allegheny Supply intends to combine

<F10> See, American Electric Power - Central South West Merger
Order, Holding Co. Act Release No. 27186 (June 14, 2000)
("AEP-CSW Order").
<F11>  See  Section 2(a)(29)(A), See Also Environmental Action,
Inc. v. Securities and Exch. Commission, 895 F.2d 1255, 1263 (9th Cir. 1990) (citing In re Electric Energy, Inc., 38 SEC 658, 668 (1958)).
<F12>  The  PJM  Open Access Transmission Tariff provides  for transmission service within the PJM Control Area, including schedules, appendices, or exhibits attached thereto, as in effect from time to time and as amended or modified.

and coordinate its share of the Conemaugh capacity with the existing Allegheny system generation as a single coordinated system. Finally, Allegheny Supply is, and will continue to be, effectively regulated by this Commission.

               (1)  Interconnection

     As stated, Conemaugh will continue to be operated under current agreements - including the Interconnection Agreement by and among the Conemaugh Station Owners and the Conemaugh Switching Station Owners for the Conemaugh Station;<F13> the Conemaugh Operating Agreement; and other contracts as set forth in Section 2.2(a)(iv) of the Agreement.

      Additionally, the Commission has previously  indicated
that a single integrated system exists even based solely  on
a   planned,  future  interconnection,  provided  that  such
physical interconnection is "contemplated or ... possible within the reasonably near future" and not just something that "might occur in the remote future, and whose occurrence has not been foreshadowed by any facts shown in the record."<F14> As stated, Allegheny Supply presently has, or can readily acquire, transmission service under the PJM Tariff. In the Matter of Cities Service Power & Light Corporation,<F15> the Commission held that the integration standard was met where
the   applicant   was  contemplating  the  construction   of
interconnection  facilities.  Similarly,  in  approving  the application of New Century Energies to combine the then Public Service Company of Colorado and Southwestern Public
Service,    the   Commission   approved   the    application
notwithstanding the fact that no actual interconnection existed - only a proposed interconnection in five years.<F16>

                (2) Single Interconnected and Coordinated System

      The Transaction will result in significant benefits, economies and efficiencies for Allegheny Supply and Allegheny Power and in turn customers and shareholders. Specifically, Allegheny Supply will use its energy expertise and resources to market and trade its share of the energy generated at Conemaugh. Upon completion of the Transaction the Allegheny system will not be so large as to impair the advantages of localized management, efficient operations, or the effectiveness of regulation. Local management will be unchanged.

<F13> See Agreement at section 2.2(iv).
<F14> In  the  Matter of the North American Company  and  Its
Subsidiaries,  Holding Co. Act Release No.  4505  (Apr.  15,
1942). See Also, In the Matter of Hudson River Power Corporation, Holding Co. Act Release No. 2415 (Dec. 9, 1940) (integration standard not met where "the record discloses no definite plan for bringing about any such interconnection"); In the Matter of Cities Service Power & Light Corporation,
Holding   Co.   Act  Release  No.  5256  (Aug.   30,   1944)
(integration standard met where "Derby contemplates the construction of such interconnection facilities").
<F15>  Holding Co. Act Release No. 5256 (Aug. 30, 1944)
<F16>  See  New  Century  Energies, Holding  Co.  Act  Release
No.26748 (August 1, 1997).

               (3)  Single Area or Region

     Allegheny Supply's share of Conemaugh's generation will
be used to service the current and future energy supply needs of Allegheny Supply's customers. This Transaction provides an opportunity for the Commission to follow certain of the interpretive recommendations made by the Division of Investment Management (the "Division") in the report issued by  the  Division in June 1995 entitled "The  Regulation  of
Public Utility Holding  Companies"  ("1995   Report").<F17>
Allegheny  Supply's acquisition of Conemaugh  is  consistent with the 1995 Report. Specifically, in the 1995 Report, the Division recommended that primacy be given to "demonstrated
economies   and  efficiencies  to  satisfy  the  integration
requirements."   Allegheny  Supply  has   demonstrated   the
requisite economies and efficiencies.
     As  the  Commission noted in the recent AEP-CSW  Order,
the "single area or region" standard implicitly requires the Commission to consider the size of the system that would result.<F18> The Commission further noted that section 10(c)(2)
required  the  Commission  to  consider  the  size  of   the
resulting system before approving an acquisition, but,  like section  10(b)(1),  imposes  no precise  limits  on  holding
company  growth.   Rather,  these sections  are  couched  in
discretionary terms and require the Commission  to  exercise its best judgment as to the maximum size of a holding company in a particular area, considering the state of the art and the area or region affected. The Act does not define the  terms "area" and "region." The terms, by their  nature,
as   the   Commission  noted  in  the  AEP-CSW  Order,   are
susceptible   of  flexible  interpretation,  which   permits
holding companies to respond to the current state of the industry and to give the terms practical meaning and effect.<F19> The determination of whether to permit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of preconceived notions of size.
     The  Commission has held that the single area or region
test should be applied flexibly when doing so does not undercut the policies of the Act "against scatteration --
the  ownership of widely dispersed utility properties  which do not lend themselves to efficient operation and effective state regulation."<F20> The Commission has not required that combining systems be contiguous for the requirement to be
met.<F21>   The Commission in the AEP-CSW  Order  noted  that

<F17>  Applicants note that the Transaction and the  requests contained  in this Application/Declaration are  well  within the precedent of transactions approved by the Commission as consistent with the Act prior to the 1995 Report and could be approved without any reference to the 1995 Report.
<F18> AEP-CSW Order at pg. 50.
<F19> Id,
<F20> NIPSCO Industries, Inc., Holding Co. Act Release No. 26975
(Feb. 10, 1999) ("NIPSCO") (applying single area or region requirement to gas utility system).
<F21> See,  e.g., Conectiv, Inc., Holding Co. Act Release  No.
26832   (Feb.  25,  1998)  ("Conectiv");  cf.  New   Century
Energies,  supra  note 48 (finding that  electric  utilities located in two different power pools, in two different reliability councils, in both the Eastern and Western Interconnects, and with a physical separation of 300 miles were in the same area or region); Electric Energy, supra note  44 (utility assets were within the same area or region as the acquirer's service area despite a distance of 100 miles crossing two states); Mississippi Valley Generating Co., Holding Co. Act Release No. 12794 (Feb. 9, 1955) (single area or region test met where generating station was located 150 air miles from the territory served by the acquiring company).

distance  raised many more barriers to integration when  the
Act  was  passed in 1935 than is the case today.   The  1995
Report recognized that "recent institutional, legal and technological changes . . . have reduced the relative importance of . . . geographical limitations by permitting greater control, coordination and efficiencies" and "have expanded the means for achieving the interconnection and economic operation and coordination of utilities with non-contiguous service territories."<F22> Advances and developments are breaking down traditional boundaries and concepts of regions.

     As described in this application, the circumstances of this Transaction compare favorably to those approved in the AEP-CSW Order. First, Conemaugh is fewer than five (5) miles from the northeast edge of the Allegheny system; second, the Allegheny system will be interconnected with Conemaugh via the Interconnection Agreement and by use of PJM general transmission service agreements; and third, Allegheny Supply intends to combine and coordinate its share of the Conemaugh output with the existing Allegheny system.
     For these reasons the Commission should find that the "single area or region" requirement is satisfied.

               (4)  Effective State Regulation

     The Transaction will not impair the effectiveness of state regulation as the Transaction will not impact or change existing state regulation of Allegheny Power, nor will the Transaction impact state regulation of Allegheny Supply as it is not subject to state regulation for purposes of this Transaction. However, Pepco's sale is subject to the jurisdiction of, and Pepco has received preliminary approval from, both the Maryland Public Service Commission and District of Columbia Public Service Commission.

     Pursuant  to the recommendations contained in the  1995
Report,   state  commission approval is significant  as  the
Division stated therein "when the affected state and local regulators concur, the [Commission] should interpret the integration standard flexibly to permit non-traditional systems if the standards of the Act are otherwise met."<F23> In this application the standards of the Act are met and the Commission should authorize the Transaction.

<F22>  1995  Report, supra note 91, at 69-70. The  1995  Report noted that the concept of "geographic integration" has been affected by "technological advances on the ability to transmit electric energy economically over longer distances, and other developments in the industry, such as brokers and marketers." Id. at 69.
<F23> 1995 Report at 74.

               (5)  Rule 54 Compliance

     Rule 54 provides that the Commission, in determining whether to approve certain transactions by such registered holding company or its subsidiaries other than with respect to exempt wholesale generators ("EWG") and foreign utility companies ("FUCO"), will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if the provisions of Rule 53(a), (b) and (c) are satisfied. At December 31, 1999, Allegheny's consolidated retained earnings were approximately $897 million, and Allegheny's aggregate investment in EWGs and FUCOs was approximately $4.2 million. Accordingly, Allegheny may invest up to approximately $448.5 million or an additional $444.3 million (50% of Retained Earnings less existing investment) in EWGs and FUCOs as of December 31, 1999. When the Transaction is consummated, for purposes of compliance with Rule 54, Allegheny's aggregate investment in EWGs and FUCOs will not exceed 50% of its consolidated retained earnings and the provisions of Rule 53(a) will be satisfied.

      Allegheny further states that for purposes of Rule 54, the conditions specified in Rule 53(a) are satisfied and that none of the conditions set forth in rule 53(b) exist or will exist as a result of the proposed Transaction. As a result, the Commission will not consider the effect on Allegheny of a subsidiary that is an EWG or FUCO, as each is defined in sections 32 and 33 of the Act, respectively, in determining whether to approve the proposed Transaction.

Item No. 4.    Regulatory Approvals

     Filings will be made with the Federal Energy Regulatory
Commission  under  the  Federal  Power  Act  and  with   the
Department of Justice under the Hart-Scott-Rodino Act.

      No  regulatory agency, other than this Commission  and
those   mentioned   above,   has   jurisdiction   over   the
Transaction.

Item No. 5.    Procedure

      It is requested that the Commission's order granting this Application / Declaration be issued on or before September 1, 2000, inasmuch as closing is anticipated for October 1, 2000. There should be no recommended decision by a hearing or other responsible officer of the Commission and no 30-day waiting period between the issuance of the Commission's order and its effective date. Applicant consents to the Division of Corporate Regulation's assisting in the preparation of the Commission's decision and order in this matter, unless the Division opposes the Transaction covered by this Application or Declaration.

Item No. 6.    Exhibits and Financial Statements

          (a)  Exhibits

               B-1 Asset Purchase and Sale Agreement (to be filed by amendment)

               D-1  Application   to   the  Federal   Energy
                    Regulatory Commission (to be filed by amendment)

               D-2  Order  of  the Federal Energy Regulatory
                    Commission
                    (to be filed by amendment)

               D-3  Hart-Scott Rodino Notification Filing
                    (to be filed by amendment)

                E   Map  showing combined service  territory
                    of  Allegheny   and Conemaugh  (gas  and
                    electric)
                    (to be filed by paper on Form SE)

                F Opinion of Counsel (to be filed by amendment)

                G Financial Data Schedules (to be filed by amendment)

                H   Form of Notice

          (b)  Financial Statements as of March 31, 2000

                FS-1 Allegheny Supply balance sheet, per books and pro
                     forma  (to be filed by amendment).

                FS-2 Allegheny Supply statement  of  income and
                     retained earnings, per books and pro forma (to be filed by amendment).

Item No. 7.    Information as to Environmental Effects

          (a) For the reasons set forth in Item 1 above, the authorization applied for herein does not require major federal action significantly affecting the quality of the human environment for purposes of Section 102(2)(C)of the a National Environmental Policy Act (42 U.S.C.
               4232(2)(C)).

          (b)  Not applicable.


                          SIGNATURE

      Pursuant  to  the requirements of the  Public  Utility
Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                         ALLEGHENY ENERGY, INC.

                         /s/ THOMAS K.HENDERSON

                         By _____________________________
                         Thomas K. Henderson


                         ALLEGHENY ENERGY SUPPLY  COMPANY

                         /s/ THOMAS K. HENDERSON

                         By _____________________________
                         Thomas K. Henderson

Dated:  July 5, 2000